UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934

Amendment No.:  11

Name of Issuer:  Anacomp, Inc.

Title of Class of Securities:  Common Stock, $.01 par value

CUSIP Number:  032371106

          (Name, Address and Telephone Number of Person
       Authorized To Receive Notices and Communications)

          Felix Kozodoy, Magten Asset Management Corp.,
            35 E. 21st St., New York, New York 10010

     (Date of Event which Requires Filing of this Statement)

                         March 31, 2001

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of
Rule 13d-1(b)(3) or (4), check the following box [   ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 032371106

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Magten Asset Management Corp.

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   X

3.  SEC Use Only

4.  Source of Funds

         O

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         Delaware

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:

             -0-

8.  Shared Voting Power:

         649,541

9.  Sole Dispositive Power:

             -0-

10. Shared Dispositive Power:

         918,394

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         918,394

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares

13. Percent of Class Represented by Amount in Row (11)

         6.3%

14. Type of Reporting Person

         IA, CO

CUSIP No.: 032371106

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Talton R. Embry

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   X

3.  SEC Use Only

4.  Source of Funds

         O

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         United States

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:

          81,557

8.  Shared Voting Power:

         649,541

9.  Sole Dispositive Power:

          81,557

10. Shared Dispositive Power:

         918,394

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         999,951

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares

13. Percent of Class Represented by Amount in Row (11)

         6.9%

14. Type of Reporting Person

         IN

    The Schedule 13D was initially filed on June 13, 1996 (collectively, with all amendments thereto, the "Schedule 13D") by (i) Magten Asset Management Corp., a Delaware corporation ("Magten"), with respect to the shares of Common Stock beneficially owned by investment advisory clients of Magten, and (ii) Talton R. Embry ("Embry"; together with Magten, the "Filing Persons"). The
    Schedule 13D is hereby amended by this Amendment No. 11 as follows:

Item 5.  Interest in Securities of the Issuer.

    Item 5 as reported on Schedule 13D is hereby amended and restated in its entirety as follows:

    (a) Magten has beneficial ownership of an aggregate 918,394 shares of Common Stock of the Company. Magten may be deemed to be the beneficial owner of 6.3% of a total of the 14,571,198 shares of Common Stock reported by the Company as outstanding as of January 31, 2001. All of these shares of Common Stock are beneficially owned by investment advisory clients of Magten (collectively, the "Investment Advisory Shares"). Magten has shared voting power (with its investment advisory clients and Embry) with respect to 649,541 of the shares of Common Stock owned by these clients and shared dispositive power (with its investment advisory clients and Embry) with respect to the 918,394 shares of Common Stock owned by these clients.

         Magten may be deemed to be the beneficial owner of the Investment Advisory Shares. Pursuant to Rule 13d-4 promulgated under the Securities Exchange Act of 1934, Magten hereby declares that the filing of this
         Schedule 13D shall not be construed as an admission that it is the beneficial owner of the Investment Advisory Shares.

    (b) Embry, as sole stockholder and a Managing Director of Magten, may be deemed to beneficially own all the shares of Common Stock beneficially owned by Magten, as described in Item 5(a) above.

         Embry, as trustee of four pension trusts for the benefit of current and former employees of Magten including himself (the "Pension Trusts"), also has sole voting and dispositive power with respect to 81,557 shares of Common Stock owned by such trusts (collectively, the "Pension Trust Shares").

         The shares described in Item 5(a) as beneficially owned by Magten with respect to which Embry may be deemed a beneficial owner, together with the additional shares described in this Item 5(b) with respect to which Embry may also be deemed a beneficial owner, aggregate 999,951 shares of Common Stock and constitute approximately 6.9% of the 14,571,198 shares of Common Stock disclosed by the Company as outstanding.

         Pursuant to Rule 13d-4, Embry hereby declares that the filing of this Schedule 13D shall not be construed as an admission that he is the beneficial owner of the Investment Advisory Shares, the Pension Trust Shares (to the extent such shares exceed his and his wife's pro rata interest as beneficiaries of such trusts).

    (d) The beneficial owners of the Investment Advisory Shares have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of such shares. The beneficiaries of the Pension Trusts and Embry's wife have the right to receive dividends from or proceeds from the sale of the Pension Trust Shares.

    (e)  Not applicable.

Item 6.  Material to be Filed as Exhibits


         Exhibit A:  Joint Filing Agreement.

         Exhibit B:  Schedule of Transactions.

         Signatures

         The undersigned, after reasonable inquiry and to

the best of their knowledge and belief, certify that the

information set forth in this statement is true, complete

and correct.



                               MAGTEN ASSET MANAGEMENT CORP.

                               By:  /s/ Talton R. Embry
                                 _____________________________
                                   Talton R. Embry
                                   Managing Director


                                  /s/ Talton R. Embry
                                  ____________________________
                                  Talton R. Embry


April 10, 2001

                                                        Exhibit A





                  JOINT FILING AGREEMENT

         The undersigned agree that this Amendment No. 11 to

Schedule 13D dated April 10, 2001 relating to the Common

Stock of Anacomp, Inc. shall be filed on behalf of the

undersigned.

                                 MAGTEN ASSET MANAGEMENT CORP.

                               By:  /s/ Talton R. Embry
                                 _____________________________
                                    Talton R. Embry
                                    Managing Director


                               By:  /s/ Talton R. Embry
                                  ____________________________
                                     Talton R. Embry



April 10, 2001

                                                        Exhibit B


                    SCHEDULE OF TRANSACTIONS


                                          Price Per Share
  Date     Shares Purchased or (Sold) (excluding commission)
  ____     __________________________  _____________________
 3/5/01            (145,000)                    0.105
 3/7/01             (10,000)                    0.11
 3/9/01             (50,000)                    0.11
 3/13/01            (10,000)                    0.11
 3/14/01           (139,000)                    0.1132
 3/15/01            (15,000)                    0.105
 3/23/01            (60,000)                    0.12





































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